UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that Mr. MK Sharma has stepped down from his post of Non-Executive Independent Director of the Company from the close of business hours on Friday, October 1, 2021 due to personal reasons and pre-existing commitments.

Mr. Sharma has confirmed to the Company that there are no other material reasons for his resignation other than those which are mentioned above.

The Board would like to place on record its sincere appreciation for the contributions made by Mr. Sharma during his tenure with the Company.

The copy of his resignation letter is enclosed with this intimation.

1st October, 2021

The Board of Directors

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103

Corporate Avenue, Atul Projects

Chakala, Andheri (East)

Mumbai 400 093.

Kind attn: Shri Anil Agarwal

Dear Sirs,

Re:	Resignation as a Director

It has been a privilege to serve on the Board of Vedanta Limited as an Independent Director for some years.

For certain personal reasons and pre-existing commitments (before I joined the Board) which have significantly increased in their ambit and scope and consequently time commitment required for the same, I have decided to resign from the Board effective from the close of business hours on 1st October, 2021. This communication is intended to serve as my resignation letter as an independent director of the Company.

I wish to acknowledge the cooperation and courtesies extended to me during my tenure by the Board members, the executive leadership team and the internal audit and secretarial team of the Company. I also wish to thank the Board for the trust and confidence reposed in me.

I shall be grateful if my resignation is noted and appropriate filings done with Regulatory authorities under advice to me.

Thanking you,

Yours faithfully,

/s/ M. K. Sharma
M. K. Sharma

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer